CUSIP No. 780666103	13D	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

 (Amendment No. _____)

MineralRite Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

780666103
(CUSIP Number)

Leonard Kent Harmon
631 South 1500 East
Provo, UT 84606
(801) 362-0466
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 780666103	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Leonard Kent Harmon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,500,000
	8.	SHARED VOTING POWER 9,500,000
	9.	SOLE DISPOSITIVE POWER 9,500,000
	10.	SHARED DISPOSITIVE POWER 9,500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.79%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 780666103	13D	Page 3 of 5 Pages

Item 1.    Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share, of MineralRite Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7044 Portal Way, Unit K-110 Ferndale, WA 98248.

Item 2.    Identity and Background

This statement is being filed by Leonard Kent Harmon (“Harmon”), a US citizen.  His residence address is 631 South 1500 East, Provo, Utah.

Harmon’s principal occupation or employment is as a consultant in Provo, Utah.  Harmon specializes in mining and metals extraction processes and has more than twenty five years’ experience in the field.

During the last five years, Harmon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Harmon has provided, or will provide, services as consultant for the Issuer, in mining and metals extraction processing and areas related thereto.

Item 4.    Purpose of Transaction

Harmon is not an officer or director of the Issuer.  The purpose of the acquisition of securities of the Issuer was investment. Harmon does not currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)   Harmon beneficially owns 9,500,000 shares of the Issuer’s Common Stock via two revocable trusts.  Harmon is settlor and beneficiary of both trusts.  The trustee of those trusts is James Bame (who has filed a Schedule 13D with the Commission indicating he individually owns 4,000,000 shares of the issuer individually).

Percentage of the Common Stock class:  18.79%.  (Based on 51,559,845 shares of common stock outstanding as of January 23, 2013).

(b)   Harmon indirectly possesses the power to direct the voting or disposition of the shares owned by the two trusts.

(c)    Harmon has never effected any transactions in the Common Stock.  The December 19, 2012 transaction was part of a private placement reported by the Issuer on November 13, 2012 via Form D.

CUSIP No. 780666103	13D	Page 4 of 5 Pages

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Harmon and any other person.

Item 7.    Materials to be Filed as Exhibits

None.

CUSIP No. 780666103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013	/s/ Leonard Kent Harmon
Leonard Kent Harmon

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).